UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)

OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

NET SERVIÇOS DE COMUNICAÇÕES S.A.

(Name of Subject Company)

EMPRESA BRASILEIRA DE TELECOMUNICAÇÕES S.A. – EMBRATEL

(Offeror)

Preferred Shares, no par value, and

American Depositary Shares, each representing one Preferred Share

(Title of Class of Securities)

N/A (Preferred Shares)

64109T201 (American Depositary Shares)

(CUSIP Number of Class of Securities)

Isaac Berensztejn

Chief Financial Officer

Empresa Brasileira de Telecomunicações S.A. – Embratel

Av. Presidente Vargas, n° 1012

20071-002 Rio de Janeiro, RJ, Brazil

Telephone: (55) 21 2121-3636

with copies to

Daniel Sternberg, Esq.

Nicolas Grabar, Esq.

Duane McLaughlin, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, NY 10006

Telephone: (212) 225-2000

(Name, Addresses and Telephone Numbers of Persons Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
N/A	N/A

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No:

Filing Party:

Date Filed:

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

In connection with the proposed transaction, Empresa Brasileira de Telecomunicações S.A. – Embratel (“Embratel”) will file with the U.S. Securities and Exchange Commission (the “SEC”) a Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934 (the “Tender Offer Statement”). Investors and security holders are urged to read the Tender Offer Statement and its exhibits regarding the proposed transaction when it becomes available because it will contain important information. You may obtain a free copy of the Tender Offer Statement and its exhibits (when available) and other related documents filed by Embratel with the SEC at the SEC’s website at www.sec.gov.

This document contains certain forward-looking statements that reflect the current views and/or expectations Embratel and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. Embratel is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

On August 19, 2010, Embratel Participações S.A. (“Embrapar”), on behalf of its subsidiary Empresa Brasileira de Telecomunicações S.A. – Embratel (“Embratel”), filed with Comissão de Valores Mobiliários, the Brazilian Securities Commission, a Notice of Voluntary Public Tender Offer for Acquisition of All Preferred Shares of Net Serviços de Comunicações S.A. (other than the preferred shares held by Embrapar) made by Embratel.

ITEMS 1-11.

Not applicable.

ITEM 12. Exhibits.

EX-99.1: Notice of Voluntary Public Tender Offer for Acquisition of All Preferred Shares of Net Serviços de Comunicações S.A., filed with the Comissão de Valores Mobiliários, the Brazilian Securities Commission, on August 20, 2010 (English translation).

EX-99.2: Appraisal Report by Banco Itaú BBA, exhibit to Notice of Voluntary Public Tender Offer for Acquisition of All Preferred Shares of Net Serviços de Comunicações S.A., filed with the Comissão de Valores Mobiliários, the Brazilian Securities Commission, on August 20, 2010 (English translation).

ITEM 13.

Not applicable.

EXHIBIT INDEX

EX-99.1: Notice of Voluntary Public Tender Offer for Acquisition of All Preferred Shares of Net Serviços de Comunicações S.A., filed with the Comissão de Valores Mobiliários, the Brazilian Securities Commission, on August 20, 2010 (English translation).

EX-99.2: Appraisal Report by Banco Itaú BBA, exhibit to Notice of Voluntary Public Tender Offer for Acquisition of All Preferred Shares of Net Serviços de Comunicações S.A., filed with the Comissão de Valores Mobiliários, the Brazilian Securities Commission, on August 20, 2010 (English translation).